Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” and to the use of our report dated March 16, 2021, with respect to the consolidated and combined balance sheets of Whole Earth Brands, Inc. and subsidiaries (the Company) as of December 31, 2020 (Successor) and 2019 (Predecessor), the related consolidated and combined statements of operations, comprehensive income (loss), equity and cash flows for the period from June 26, 2020 through December 31, 2020 (Successor) and the period from January 1, 2020 through June 25, 2020 (Predecessor), and for each of the two years in the period ended December 31, 2019 (Predecessor), included in the Registration Statement (Post-effective Amendment No. 1 to Form S-1) and related Prospectus of Whole Earth Brands, Inc. for the registration of its common stock and warrants.

/s/ Ernst & Young LLP

New York, New York

June 9, 2021